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                              November 7, 2022

       Rhonda Keaveney
       Chief Executive Officer
       Reynaldo's Mexican Food Company, Inc.
       PO Box 26496
       Scottsdale, AZ 85255

                                                        Re: Reynaldo's Mexican
Food Company, Inc.
                                                            Amendment No. 3 to
Form 10-12G
                                                            Filed October 26,
2022
                                                            File No. 000-56463

       Dear Rhonda Keaveney:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Form 10-12G

       Item 5. Directors and Executive Officers, page 19

   1. We note your response to comment 3 of our letter and reissue in part. Additionally, we note your disclosure
that custodianship has been terminated for Reynaldo's Mexican
                                                        Foods. Please revise
disclosure to clarify the original purpose of the custodianship and the authority and duties of
the custodian, and describe the activities the custodian actually carried out for the
company prior to termination of the custodianship. Further explain the effect of termination
of the custodianship on the company and on the authority of Ms.
                                                        Keaveney and Small Cap
Compliance to manage or act on behalf of the company,
                                                        including with respect
to this registration statement. Additionally, for each company for which she is no longer
custodian, please clarify what happened to each entity. For
                                                        example, please clarify
if the entities were sold, merged with other entities, or went out of business, and if they
went out of business, please clarify the circumstances that led to it
 Rhonda Keaveney
Reynaldo's Mexican Food Company, Inc.
November 7, 2022
Page 2
         going out of business.
Item 15. Financial Statements and Exhibits, page 41

2. We note your response to comment 4 of our letter and reissue in part. It appears that you continue to file Articles of Incorporation for entities with names other than Reynaldo's
         Mexican Foods. Please file your Articles of Incorporation and any amendments thereto as exhibits to your registration statement, including any amendments that may have changed the company's name to Reynaldo's Mexican Foods from something else, as required by
         Item 601(b)(3)(i) of Regulation S-K. Please also revise disclosure in your filing to explain the sequence of any transactions and name changes since your original incorporation and reinstatement of your charter. Ensure that the documents you have filed as exhibits are consistent with your narrative discussion of the company's history in this regard.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameRhonda Keaveney                  Sincerely,
Comapany NameReynaldo's Mexican Food Company, Inc.
                                                   Division of Corporation
Finance
November 7, 2022 Page 2                            Office of Real Estate &
Construction
FirstName LastName